Exhibit 99.13

 CONSENT OF EXPERT
March 28, 2025
Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Hamilton Matias, do hereby consent to the filing of the written disclosure regarding:
•Sections 11, 12, and 14 of the Technical Report, Olympias Mine, Greece, effective December 31, 2023, originally prepared by Ertan Uludag;
•sections 11, 12, and 14 of the Technical Report, Efemçukuru Gold Mine, Turkey, effective December 31, 2023, originally prepared by Ertan Uludag;
•sections 2, 11, 12, 13, 25, and 26 of the Technical Report, Kişladağ Gold Mine, Turkey, effective January 17, 2020, originally prepared by Stephen Juras (except Section 14.7);
•the Efemçukuru underground Mineral Resources;
•the Kişladağ open pit Mineral Resources;
•the Olympias underground Mineral Resources;
•the Stratoni underground Mineral Resources; and
•other information pertaining to these projects

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2024 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2024 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Hamilton Matias
Hamilton Matias, MAusImm